UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
          -------------------------------------------------------------

                             Washington, D.C. 20549



                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)



                           Formula Systems (1985) Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   346414 105
--------------------------------------------------------------------------------
                                 (CUSIP Number)
Gillon Beck                   Dan Goldstein
FIMGold, Limited Partnership  Formula Systems (1985) Ltd.
c/o FIMI 2001 Ltd.
"Rubinstein House"            3 Abba Eban Boulevard
37 Petach Tikva Road          Herzlia, Israel
Tel Aviv, Israel
+972-3-565-2244               +972-9-959-8800

----------------------------------------- --------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               November 21, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. |_|

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 364414  105
---------- ---------------------------------------------------------------------
    1.     Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)
           Dan Goldstein

---------- --------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) x
           (b)

---------- ---------------- ----------------------------------------------------
   3.      SEC Use only


---------- ----------------------------------- ---------------------------------
    4.     Source of funds (See Instructions)           N/A

---------- ----------------------------------- ---------------------------------
    5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
---------- -------------------------------------- ------------------------------
    6.     Citizenship or Place of Organization            Israel

---------- ---------------------------------------------------------------------

---------- ---------------------------------------------------------------------
----------------- ----- -------------------- -----------------------------------
Number of            7.   Sole Voting Power             0
Shares
Beneficially         8.   Shared Voting Power           0
Owned by Each
Reporting            9.   Sole Dispositive Power        0
Person With:
                     10.  Shared Dispositive Power      0
----------------- ----- ------------------------ -------------------------------

    11.    Aggregate Amount Beneficially Owned by Each Reporting Person     0

---------- ------------------------------------------------------------------ --
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------- ------------------------------------------------------ --------------
    13.    Percent of Class Represented by Amount in Row (11)  0%

---------- ---------------------------------------------------------------------
    14.    Type of Reporting Person (See Instructions)

                    IN

--------------------------------------------------------------------------------

CUSIP NO. 364414  105
---------- ---------------------------------------------------------------------
    1.     Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)
           Ildani Holdings Ltd.

---------- --------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) x
           (b)

---------- ---------------- ----------------------------------------------------
   3.      SEC Use only


---------- ----------------------------------- ---------------------------------
    4.     Source of funds (See Instructions)           N/A

---------- ----------------------------------- ---------------------------------
    5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
---------- -------------------------------------- ------------------------------
    6.     Citizenship or Place of Organization            Israel

---------- ---------------------------------------------------------------------

---------- ---------------------------------------------------------------------
----------------- ----- -------------------- -----------------------------------
Number of            7.   Sole Voting Power             0
Shares
Beneficially         8.   Shared Voting Power           0
Owned by Each
Reporting            9.   Sole Dispositive Power        0
Person With:
                     10.  Shared Dispositive Power      0
----------------- ----- ------------------------ -------------------------------

    11.    Aggregate Amount Beneficially Owned by Each Reporting Person     0

---------- ------------------------------------------------------------------ --
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------- ------------------------------------------------------ --------------
    13.    Percent of Class Represented by Amount in Row (11)  0%

---------- ---------------------------------------------------------------------
    14.    Type of Reporting Person (See Instructions)

                    CO

--------------------------------------------------------------------------------

CUSIP NO. 364414  105
---------- ---------------------------------------------------------------------
    1.     Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)
           FIMI Opportunity Fund, L.P.

---------- --------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) x
           (b)

---------- ---------------- ----------------------------------------------------
   3.      SEC Use only


---------- ----------------------------------- ---------------------------------
    4.     Source of funds (See Instructions)           N/A

---------- ----------------------------------- ---------------------------------
    5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
---------- -------------------------------------- ------------------------------
    6.     Citizenship or Place of Organization            Delaware

---------- ---------------------------------------------------------------------

---------- ---------------------------------------------------------------------
----------------- ----- -------------------- -----------------------------------
Number of            7.   Sole Voting Power             0
Shares
Beneficially         8.   Shared Voting Power           0
Owned by Each
Reporting            9.   Sole Dispositive Power        0
Person With:
                     10.  Shared Dispositive Power      0
----------------- ----- ------------------------ -------------------------------

    11.    Aggregate Amount Beneficially Owned by Each Reporting Person     0

---------- ------------------------------------------------------------------ --
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------- ------------------------------------------------------ --------------
    13.    Percent of Class Represented by Amount in Row (11)  0%

---------- ---------------------------------------------------------------------
    14.    Type of Reporting Person (See Instructions)

                    PN

--------------------------------------------------------------------------------

CUSIP NO. 364414  105
---------- ---------------------------------------------------------------------
    1.     Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)
           FIMI 2001 Ltd.

---------- --------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) x
           (b)

---------- ---------------- ----------------------------------------------------
   3.      SEC Use only


---------- ----------------------------------- ---------------------------------
    4.     Source of funds (See Instructions)           N/A

---------- ----------------------------------- ---------------------------------
    5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
---------- -------------------------------------- ------------------------------
    6.     Citizenship or Place of Organization            Israel

---------- ---------------------------------------------------------------------

---------- ---------------------------------------------------------------------
----------------- ----- -------------------- -----------------------------------
Number of            7.   Sole Voting Power             0
Shares
Beneficially         8.   Shared Voting Power           0
Owned by Each
Reporting            9.   Sole Dispositive Power        0
Person With:
                     10.  Shared Dispositive Power      0
----------------- ----- ------------------------ -------------------------------

    11.    Aggregate Amount Beneficially Owned by Each Reporting Person     0

---------- ------------------------------------------------------------------ --
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------- ------------------------------------------------------ --------------
    13.    Percent of Class Represented by Amount in Row (11)  0%

---------- ---------------------------------------------------------------------
    14.    Type of Reporting Person (See Instructions)

                    CO

--------------------------------------------------------------------------------

CUSIP NO. 364414  105
---------- ---------------------------------------------------------------------
    1.     Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)
           FIMGold, Limited Partnership

---------- --------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) x
           (b)

---------- ---------------- ----------------------------------------------------
   3.      SEC Use only


---------- ----------------------------------- ---------------------------------
    4.     Source of funds (See Instructions)           N/A

---------- ----------------------------------- ---------------------------------
    5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
---------- -------------------------------------- ------------------------------
    6.     Citizenship or Place of Organization            Israel

---------- ---------------------------------------------------------------------

---------- ---------------------------------------------------------------------
----------------- ----- -------------------- -----------------------------------
Number of            7.   Sole Voting Power             0
Shares
Beneficially         8.   Shared Voting Power           0
Owned by Each
Reporting            9.   Sole Dispositive Power        0
Person With:
                     10.  Shared Dispositive Power      0
----------------- ----- ------------------------ -------------------------------

    11.    Aggregate Amount Beneficially Owned by Each Reporting Person     0

---------- ------------------------------------------------------------------ --
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------- ------------------------------------------------------ --------------
    13.    Percent of Class Represented by Amount in Row (11)  0%

---------- ---------------------------------------------------------------------
    14.    Type of Reporting Person (See Instructions)

                    PN

CUSIP NO. 364414  105
---------- ---------------------------------------------------------------------
    1.     Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)
           FIMGold Ltd.

---------- --------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) x
           (b)

---------- ---------------- ----------------------------------------------------
   3.      SEC Use only


---------- ----------------------------------- ---------------------------------
    4.     Source of funds (See Instructions)           N/A

---------- ----------------------------------- ---------------------------------
    5. Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
---------- -------------------------------------- ------------------------------
    6.     Citizenship or Place of Organization            Israel

---------- ---------------------------------------------------------------------


----------------- ----- -------------------- -----------------------------------
Number of            7.   Sole Voting Power             0
Shares
Beneficially         8.   Shared Voting Power           0
Owned by Each
Reporting            9.   Sole Dispositive Power        0
Person With:
                     10.  Shared Dispositive Power      0
----------------- ----- ------------------------ -------------------------------

    11.    Aggregate Amount Beneficially Owned by Each Reporting Person     0

---------- ------------------------------------------------------------------ --
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------- ------------------------------------------------------ --------------
    13.    Percent of Class Represented by Amount in Row (11)  0%

---------- ---------------------------------------------------------------------
    14.    Type of Reporting Person (See Instructions)

                    CO

Explanatory note: This Schedule 13D constitutes amendment no. 5 to the Schedule 13D filed by the Reporting Persons.



Item 4.           Purpose of Transaction.
------            ----------------------

         Item 4 is hereby amended to add the following:

         FIMGold LP an Israeli limited partnership, and FIMGold Ltd, an Israeli Company, on the one hand and Emblaze Ltd. an Israeli company listed on the Official Listing of the London Stock Exchange ("Emblaze") on the other hand, entered into an amendment dated as of November 20, 2006 ("Amendment"), to the share purchase agreement between such parties dated as of September 12, 2006, under which FIMGold LP agreed to sell to Emblaze all of the Shares it holds in Formula Systems (1985) Ltd., an Israeli company (the "Company"), at a price per share of $16.00 ("Share Purchase Agreement").

         The Amendment provides that, as soon as practical following the distribution by Formula as a dividend in kind to its shareholders of substantially all the shares the Company holds in Formula Vision Technologies (F.V.T.) Ltd., an Israeli company listed on the Tel Aviv Stock Exchange ("Vision Shares"), an event that will take place only following the closing of the sale transaction, then Emblaze will transfer to FIMGold LP the proceeds of such dividend, all subject to the provisions of the Amendment. See the Amendment attached to this report for additional details.

The Amendment also provides that, prior to the closing of the sale transaction, Dan Goldstein, Ishay Davidi and Yarom Oren will resign from the Board of Directors of the Company and three new directors designated by Emblaze are to be appointed by the Board of Directors. The closing of the transaction occurred on November 20, 2006 upon which the Reporting Persons ceased to hold any shares in the Company.

         Except as aforesaid, the Reporting Persons have no plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of the Schedule 13D rules.

Item 5.           Interest in Securities of the Issuer.
------            ------------------------------------

         Item 5(a) is hereby amended to add the following:

         (a) Reference is made to item 5(e) below. Item 5(e) is hereby added:

         (e) On November 20, 2006 FIMGold sold all of its 4,406,237 Shares of the Company, and consequently ceased to be the beneficial owner of any of the Ordinary Shares of the Company


Item 7.           Materials to be Filed as Exhibits.
------            ---------------------------------

Item 7 is hereby amended to add the following:

       5. Amendment to Share Purchase Agreement dated as of November 20, 2006 between FIMGold LP, FIMGold Ltd and Emblaze.

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, each of the signatories with respect to itself certify that the information set forth in this statement is true, complete and correct.

Date: November 21 2006

                               FIMGOLD, LIMITED PARTNERSHIP
                               By: FIMGOLD LTD.
                               Its General Partner




                               By: /s/Dan Goldstein
                                  --------------------------
                                  Dan Goldstein
                                  Director

                               FIMI OPPORTUNITY FUND, L.P.
                               By: FIMI 2001 LTD.
                               Its General Partner


                               By:/s/Ishay Davidi
                                 ------------------
                                  Ishay Davidi
                                  Chief Executive Officer

                                FIMI 2001 LTD.


                                By: /s/_Ishay Davidi
                                  ---------------------
                                  Ishay Davidi
                                  Chief Executive Officer

                                  ILDANI HOLDINGS LTD.


                                  By: /s/_Dan Goldstein
                                    -----------------------
                                  Dan Goldstein
                                  Chief Executive Officer



                                  By: /s/Dan Goldstein
                                  -----------------
                                  Dan Goldstein